UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Entry into a Material Definitive Agreement

On July 11, 2025, Webull Corporation (the “Company”), entered into a business combination agreement (the “BCA) with Feather Sound II Inc., a direct wholly owned subsidiary of the Company (“Merger Sub”) and Webull Pay Inc. (“Webull Pay”), pursuant to which Webull Pay will merge with and into Merger Sub (the “Merger”), with Webull Pay surviving the Merger as a direct wholly owned subsidiary of the Company.

At the effective time of the Merger (the “Merger Effective Time”) (a) each Webull Pay ordinary share and preferred share issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and cease to exist, and in exchange each Webull Pay shareholder shall be entitled to receive its portion of the Merger consideration, which consists of a combination of Company’s Class A ordinary shares, par value $0.00001 per share (“Ordinary Shares”) and cash, and (b) each Webull Pay phantom share in effect prior to the Merger Effective Time shall automatically be cancelled and of no further force and effect, and in exchange each holder of Webull Pay phantom shares shall be entitled to receive a combination of Ordinary Shares and cash, as set forth in Exhibit A and Exhibit B to the BCA, respectively (the “Transaction”).

The BCA contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite corporate approvals and requisite approvals by applicable governmental authorities, and Webull Pay’s conduct of its business between the date of signing of the BCA and the closing.

The closing is expected to take place in August, subject to satisfaction or waiver of customary conditions including, among other things, that the representations and warranties of the parties are true, correct and complete as of the closing date, the performance by all parties of their respective covenants, agreements, and obligations, and the receipt of all required approvals, licenses, consents, and filings necessary to consummate the Transaction.

The BCA may be terminated at any time by mutual written agreement between the parties.

The Ordinary Shares to be issued pursuant to, and in accordance with, the BCA (the “Securities”) are not being registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. The Securities will be issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act.

The foregoing description of the BCA does not purport to be complete and is qualified in its entirety by the full text of the BCA, including the exhibits and schedules attached thereto, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Report on Form 6-K (this “Report”) and Exhibits 99.1 and 99.2 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release dated July 17, 2025.
99.2	Business Combination Agreement dated July 11, 2025, by and among Webull Corporation, Feather Sound II Inc. and Webull Pay Inc.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report or other statements of the Company are forward-looking statements, including statements related to the proposed Transaction, the expected timing of the Transaction and the ability of the parties to consummate the Transaction. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) our ability to meet conditions precedents to consummate the Transaction on a timely basis or at all; (17) the risk that required government approvals for the Transaction are not obtained, (18) the risk that the business of the combined company will not be integrated successfully or that the anticipated benefits of the Transaction may not be realized, (19) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (20) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; and (21) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: July 17, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

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